GLOW HOLDINGS, INC.
732 S. 6th Street, Suite R
Las Vegas, Nevada 89101

July 31, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Glow Holdings, Inc.

Registration Statement on Form 10-12G
Filed June 17, 2026
File No. 000-30655

Ladies and Gentlemen:

Pursuant to SEC Rule 477 under the Securities Act of 1933, as amended, Glow Holdings, Inc., a Nevada corporation (the “Company”), hereby submits this letter to the US Securities and Exchange Commission (the “Commission”) and respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form 10-12G, together with all exhibits thereto, filed with the Commission on June 17, 2026, under File No. 000-30655 (the “Registration Statement”). The Registration Statement is being withdrawal in order to prevent it from becoming automatically effective.

The Company believes that withdrawing the Registration Statement is consistent with the public interest and the protection of investors as required by SEC Rule 477(a).

The Company intends to file a new Registration Statement on Form 10-12G after withdrawal of the original Registration Statement.

The Company respectfully requests that the Commission consent to this withdrawal.

Please direct any questions regarding this request to:

Clifford J. Hunt, Esquire
Law Office of Clifford J. Hunt, P.A.
8200 Seminole Boulevard
Seminole, Florida 33772
Telephone: (727) 471-0444
Facsimile: (727) 471-0447
Email: cjh@huntlawgrp.com

Very truly yours,

GLOW HOLDINGS, INC.

By: /s/ Daniela Carolina Mujica Chacón
Daniela Carolina Mujica Chacón
President and Director